

Mail Stop 3561

December 13, 2016

Mr. Luke M. Williams
Chief Financial Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO 63301

> **Re:** **American Railcar Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 000-51728**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 3-Summary of Accounting Policies

Revenue Recognition, page 55

1. We note your disclosure that revenues from railcar leasing are recognized on a straight-line basis per terms of the lease. We also note your disclosure on page 6 regarding your various leasing options, including full service leases. Please revise your revenue recognition policy to clarify whether multiple element arrangements are present in your leasing arrangements pursuant to ASC 605-25-50. In your response, describe the terms of your lease arrangements and provide us with your accounting for multiple element arrangements, if present, pursuant to the guidance in ASC 840 and ASC 605-25. As part of your response, specifically address the terms of service contracts associated with leasing in relation to ASC 840-10-15-16. We may have further comment upon reviewing your response.

Form 10-Q for the period ended September 30, 2016

2. We note that you have evaluated your potential exposure related to the FRA Directive and have established a loss contingency of $17.0 million to cover your probable and estimable liabilities as of September 30, 2016. If there is at least a reasonable possibility that a loss exists in excess of the amount accrued, please revise to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 to 4 and include your proposed disclosures in your response.

3. Similar concerns apply to the $10 million counterclaim filed by Gyansys for which you do not appear to have an accrued loss. Please include your proposed disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure